EXHIBIT 99.1

Cytovia and Cellectis Expand Their TALEN® Gene-Edited iNK Partnership to Enable Broader Collaboration in China

Cytovia Commits to Additional Milestones and Equity grant

AVENTURA, Fla. and NEW YORK, Nov. 18, 2021 (GLOBE NEWSWIRE) -- Cytovia Therapeutics, Inc., a biopharmaceutical company developing allogeneic “off-the-shelf” gene-edited iNK (NK cells derived from iPSC) and CAR (Chimeric Antigen Receptor) Natural Killer (NK) cells derived from induced pluripotent stem cells (iPSCs) and Flex-NK™ cell engager multifunctional antibodies, and Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage gene-editing company employing its core technology to develop products based on gene-editing with a portfolio of allogeneic chimeric antigen receptor (CAR-)T cells in the field of immuno-oncology and gene-edited hematopoietic stem cells in other indications, announced today that they have expanded their collaboration of TALEN® gene-edited iPSC-derived NK and CAR-NK cells to include new CAR target and development in China by Cytovia’s joint venture entity, CytoLynx Therapeutics.

The amended financial terms include an equity stake totaling $20 million in Cytovia stock as well as up to $805 million of development, regulatory, and sales milestones and single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia.

“We are pleased to expand the collaboration with Cellectis to enable Cytovia to develop iNK products that will leverage the high-precision of TALEN® to perform gene-editing to minimize the risk of off-target effects and unlock the full potential of NK cells as a first line of defense against cancer. Cytovia’s internal research and development, and manufacturing teams are actively developing multiple gene-edited therapeutic candidates and optimizing our technology platform towards next generation products,” said Dr. Daniel Teper, Chairman & CEO of Cytovia Therapeutics.

Cellectis is developing custom TALEN®, which Cytovia uses to edit iPSCs. Cytovia is responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and is conducting the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis is granting Cytovia a worldwide license under the patent rights over which Cellectis has the control in this field, including in China, enabling Cytovia to modify NK cells to address multiple gene-targets for therapeutic use in several cancer indications.

“We are thrilled at the progress Cytovia has accomplished in the past year,” said Dr. André Choulika, CEO of Cellectis. “Cytovia has attracted a world-class scientific team and is advancing its clinical candidates in areas of significant unmet medical need, sharing Cellectis’ mission to provide life-saving off-the-shelf allogeneic cell therapy to patients.”

About Cytovia Therapeutics
Cytovia Therapeutics aims to accelerate patient access to transformational cell therapies and immunotherapies, addressing several of the most challenging unmet medical needs in cancer.

Cytovia focuses on harnessing the innate immune system by developing complementary and disruptive NK-cell and NK-engager antibody platforms. It is developing three types of iPSC-derived (or iNK) cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence, and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using its proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatment of patients with solid tumors such as hepatocellular carcinoma (HCC) and glioblastoma as well as hematological malignancies such as refractory multiple myeloma.

Cytovia’s research and development laboratories in Natick, MA and GMP cell manufacturing facility in Puerto Rico are augmented by scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation, and the University of California San Francisco (UCSF).

Cytovia Therapeutics has recently formed CytoLynx Therapeutics, a joint-venture entity focused on research and development, manufacturing, and commercialization activities in Greater China and beyond.

Find out more at www.cytoviatx.com

About Cellectis
Cellectis is a gene editing company, developing first of its kind therapeutic products. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to achieve therapeutic gene editing in hemopoietic stem cells for various genetic disorders. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing cell therapy product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system in order to treat diseases with unmet medical needs.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York City, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information on Cellectis, please contact:

Media contacts:
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Investor relation contact:
Eric Dutang, Chief Financial Officer, +1 (646) 630 1748, investor@cellectis.com

For further information on Cytovia Therapeutics, please contact:

Investor contact:
Anna Baran-Djokovic
VP, Investor Relations and Capital Markets
anna@cytoviatx.com
+1 (305) 615 9162

Media contact:
Sophie Badré
VP, Corporate Affairs
sophie.badre@cytoviatx.com
+1 (929) 317-1565

Shani Lewis
LaVoieHealthScience
slewis@lavoiehealthscience.com
+1 (609) 516-5761

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachments

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